BISON INSTRUMENTS INC.

7725 Vasserman Trail
Chanhassen, Minnesota
55317
Tel/Fax: 952) 938 - 1055

August 3, 2006

Tia L. Jenkins, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Financing
Office of Emerging Growth Companies
100 F Street, North East
Washington, D.C.
20549

Attention: Tia L. Jenkins

Re: Bison Instruments Inc.
       Form 10-KSB-A for Fiscal Year Ended October 31, 2005
       Form 10-QSB-A for Fiscal Quarters Ended January 31, 2006 and April 30, 2006
       File No: 0-27297

Thank you for your letter dated July 17, 2006. We have accepted the changes
recommended by the Securities and Exchange Commission and the reports have been
revised as follows:

Forms 10-QSB-A for Fiscal Quarters ended January 31 and April 30, 2006

- Certifications for January 31, 2006 and April 30, 2006 have been revised to
  reflect the reporting required under Section 302, Item 601(b)(31) of Regulation S.

- Item 3, controls and procedures, has been added to provide information required
  by Items 307 and 308)c) of Regulation S-B.

Form 10-KSB-A - for Fiscal Year Ended October 31, 2005

- Item 8A now indicates " as of the end of the period" A second paragraph
  indicates that information is "accumulated and communicated to the Company's
  management". A third paragraph indicates that "there have been no changes in
  the Company's internal control over financial reporting"

- The 302 certifications have been revised to reflect the language required under Section 302, Item 601(b)(31) of Regulation S.

Filings:

- Amended Form 10-KSB-A for October 31, 2005 and Forms 10-QSB-A for January 31, 2006 and April 30, 2006 will be filed on August 4, 2006. A copy of each of the filings is enclosed for your review.

We trust that we have made the proper revisions as requested; however should you note that any items require further revision, please notify us.

Yours truly,
Bison Instruments Inc.

Edward G. Lampman
Chief Executive Officer, Chief Financial Officer and Director